FOR IMMEDIATE RELEASE
Contact: Edward McCarthy, (212) 493-6952
GF ACQUISITION CORP. ISSUES REMINDER TO
GOODY’S FAMILY CLOTHING SHAREHOLDERS
REGARDING SCHEDULED EXPIRATION OF TENDER OFFER
NEW YORK (December 21, 2005) – GF Acquisition Corp. reminded shareholders of Goody’s Family Clothing, Inc. (NASDAQ:GDYS) that its offer to purchase all of the shares of common stock of Goody’s is scheduled to expire as of 8:00 a.m., New York City time, on December 27, 2005. GF Acquisition Corp. stated that it was issuing this reminder because the day prior to the expiration of the tender offer, December 26, 2005, is a holiday, and in view of the 8:00 a.m. expiration time of the offer on December 27, 2005, shareholders would be advised to tender any shares that they have not already tendered by Friday, December 23, 2005, in order to ensure that the shares would be received by the depositary for the offer, Computershare Shareholder Services, Inc., before expiration of the offer. According to Computershare Shareholder Services, Inc., as of 4:00 p.m., New York City time, on December 21, 2005, 23,933,069 shares of common stock of Goody’s Family Clothing, or approximately 70.5% of the 33,943,836 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the offer. The 23,933,069 tendered shares exclude the 2,080,100 shares beneficially owned by Prentice Capital Management, LP.
     Questions and requests for assistance with respect to the offer may be directed to D.F. King & Co., the information agent for the offer, at (212) 269-5550 (call collect) or (800) 488-8075 (toll free).
About GF Acquisition Corp.
     GF Acquisition Corp., a Tennessee corporation, is a wholly owned subsidiary of Goody’s Holdings, Inc., a Delaware corporation. GF Acquisition Corp. and Goody’s Holdings, Inc. were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the tender offer. Goody’s Holdings, Inc. is a privately held company owned by GMM Capital LLC and PGDYS LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC.
     The foregoing announcement is qualified in its entirety by reference to GF Acquisition, Inc.’s Tender Offer Statement on Schedule TO, including the Offer to Purchase dated November 10, 2005, as amended on December 2, 2005 and amended and supplemented on December 13, 2005, and the related letter of transmittal, which can be obtained for free, along with other filed documents, at the SEC’s website www.sec.gov.
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